UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

RUBICON FINANCIAL INCORPORATED

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

788112N100

(CUSIP Number)

Terence Davis

19200 Von Karman, Suite 350

Irvine, CA 92612

(949) 798-7220

(Name, Address and Telephone Number of Person Authorized to

Received Notices and Communications)

July 31, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78112N100	SCHEDULE 13D	Page 2

1	NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

JOSEPH MANGIAPANE, JR.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐

(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS	PF

5.         DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).  ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION	California, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER	3,006,522(1)
	(8)	SHARED VOTING POWER	200(2)
	(9)	SOLE DISPOSITIVE POWER	3,006,522(1)
	(10)	SHARED DISPOSITIVE POWER	200(2)
(1)

On January 1, 2007, Joseph Mangiapane, Jr. executed an employment agreement with Rubicon Financial Incorporated and pursuant to the agreement received 500,000 options to purchase Rubicon Financial Incorporated’s common stock at an exercise price of $1.00 per share for a period of one year. On July 31, 2007, pursuant to a Stock Cancellation Agreement among Rubicon Financial Incorporated, Dial-A-Cup, Inc. and Timothy McDermott, Mr. McDermott gifted 2,500,000 shares Rubicon Financial Incorporated’s stock to Mr. Mangiapane, Jr. Additionally, Mr. Mangiapane, Jr. was issued 5,000 shares as compensation for being a member of Rubicon Financial Incorporated’s board of directors. On October 2 and October 4, 2007, Mr. Mangiapane purchased a total 1,522 shares of Rubicon Financial Incorporated in the open market.

(2)	Mr. Mangiapane holds 200 shares of Rubicon Financial Incorporated’s stock in the names of Joseph Mangiapane, Jr. & Esequiel Alcarez, JTWROS.

CUSIP No. 78112N100	SCHEDULE 13D	Page 3

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PARTY

3,006,522 - Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

Approximately 31%

14	TYPE OF REPORTING PERSON*

IN – Individual

CUSIP No. 78112N100	SCHEDULE 13D	Page 4

ITEM 1. Security and Issuer

(a)	Class of Equity Securities

Common Stock

(b)	Name of Issuer:

Rubicon Financial Incorporated

(c)	Address of Issuer’s Principal Executive Offices:

19200 Von Karman, Suite 350, Irvine, CA 92612

ITEM 2. Identity and Background

(a)	Names of Persons Filing:

This schedule in filed on behalf of Joseph Mangiapane, Jr.

(b)	Address or Principal Business Office or, if none, Residence:

19200 Von Karman, Suite 350, Irvine, CA 92612

(c)	Present Principal Occupation or Employment:

Chief Executive Officer of Rubicon Financial Incorporated

(d)	Convictions of Any Criminal Proceedings During the Last Five Years:

None

(e)	Party to a Civil Proceeding of a Judicial or Administrative Body Prohibiting or Mandating Activities Subject to, Federal or State Securities Laws

None.

(f)	Citizenship

California, United States of America

ITEM 3. Source and Amount of Fund or Other Consideration

Mr. Mangiapane, Jr. received a total of 5,000 shares as compensation for his services on the board of directors of Rubicon Financial Incorporated. Mr. Mangiapane received 2,500,000 shares as a gift from Mr. Timothy McDermott pursuant to a Stock Cancellation Agreement

CUSIP No. 78112N100	SCHEDULE 13D	Page 5

among Rubicon Financial Incorporated, Dial-A-Cup, Inc. and Timothy McDermott. On October 2 and October 4, 207, Mr. Mangiapane used personal funds to purchase a total of 1,522 shares of Rubicon Financial Incorporated in the open market for total consideration of $3,455.70.

ITEM 4. Purpose of Transaction

At this time, Mr. Mangiapane, Jr. has no current plans or proposals which other than as expressly set forth below, would relate to or would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plan or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)

Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)

Mr. Mangiapane, Jr. beneficially owns 3,006,722 shares of Rubicon Financial Incorporated’s common stock, which includes options to purchase 500,000 shares at $1.00 per share. The 3,006,722 shares represent approximately 31% of Rubicon Financial Incorporated’s common stock.

(b)	Below is the table indicating the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to

CUSIP No. 78112N100	SCHEDULE 13D	Page 6

dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

i Sole power to vote or to direct the vote:	3,006,522
ii Shared power to vote or to direct the vote:	200
iii Sole power to dispose or to direct the disposition of:	3,006,522
iv Shared power to dispose or to direct the disposition of:	200

(c)

On January 1, 2007, Joseph Mangiapane, Jr. executed an employment agreement with Rubicon Financial Incorporated and pursuant to the agreement received 500,000 options to purchase Rubicon Financial Incorporated’s common stock at an exercise price of $1.00 per share for 5 years. On July 31, 2007, pursuant to a Stock Cancellation Agreement among Rubicon Financial Incorporated, Dial-A-Cup, Inc. and Timothy McDermott, Mr. McDermott gifted 2,500,000 shares Rubicon Financial Incorporated’s stock to Mr. Mangiapane, Jr. Additionally, Mr. Mangiapane, Jr. was issued 5,000 shares as compensation for being a member of Rubicon Financial Incorporated’s board of directors. On October 2 and October 4, 2007, Mr. Mangiapane purchased a total 1,522 shares of Rubicon Financial Incorporated in the open market

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2007

By: /s/Joseph Mangiapane, Jr.
Joseph Mangiapane, Jr.
Chief Executive Officer